TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E.—SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial: 404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax: 404-962-6743

September 27, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Donald A. Walker, Jr.

Re:	CompuCredit Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for Quarters Ended March 31, 2007 and June 30, 2007

File No. 000-25751

Dear Mr. Walker:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 6, 2007 (the “Comment Letter”) to J.Paul Whitehead, III, Chief Financial Officer of CompuCredit Corporation (the “Company”), with respect to the above-referenced Form 10-K and Form 10-Qs. We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We also are sending a courtesy copy of this letter to you by Federal Express.

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH

RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Form 10-K for Fiscal Year Ended December 31, 2006

Asset Quality, Charge-Offs, page 46

1.	We note your response to comments 2 and 3 of our letter dated September 21, 2006, and the revised disclosures in subsequent periodic reports. You indicate that you do not present a breakout of your recoveries on credit card receivables since they measure less than 2% of your average receivables. Please tell us how you considered the significance of recoveries to gross charge offs in concluding that presenting charge offs net of recoveries provides adequate and relevant information to a reader and complies with GAAP.

Company Response:

We do not include information regarding recoveries on credit card receivables in our Management’s Discussion and Analysis of Financial Condition and Results of Operations section as these recoveries historically have measured less than 2% of average receivables and less than 4% of gross credit card charge-offs. Therefore, we believe that recoveries on credit card receivables represent an immaterial component of charge-offs. We highlight the exclusion of these recoveries within our definitions of financial, operating and statistical measures in our Form 10-K for the year ended December 31, 2006. In order to provide greater clarity in future filings, we will expand our disclosure to say that “Recoveries typically have represented less than 2% of average managed receivables and less than 4% of gross credit card charge offs.” Should this level of recoveries change significantly, we will reassess their materiality at that time.

2.	Please revise your future filings to disclose the activity in the allowance for uncollectible loans and fees receivable for each period for which the results of operations are presented. Refer to paragraph 20A of SFAS 114.

Company Response:

In future filings, we will add a table that discloses the activity in the allowance for uncollectible loans and fees receivable for each period for which the results of operations are presented.

Definitions of Financial, Operating, and Statistical Measures, page 49

3.	We note your response to comment 4 of our letter dated September 21, 2006, and are unclear as to why you do not consider the terms “adjusted charge-offs” or “combined charge-offs” to be non-GAAP measures. Please clarify how you considered the guidance in Item 10 of Regulation S-K in making your determination given that these items are derived from charge-offs, a GAAP measure. Alternately, please revise your future filings to provide the disclosures requested in our prior comment 4.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Company Response:

“Adjusted charge-offs” or “combined charge-offs” are not non-GAAP measures. Just as an airline might report the per mile cost of a seat or a manufacturer might report a cost per unit produced—both of which are based upon underlying GAAP data combined with other data—those measures are “operating and financial measures and ratios or statistical measures” calculated using GAAP financial measures and operating and other non-GAAP financial measures as contemplated by Rule 101(a)(2) of Regulation G. Since we operate in the financial industry, some of the relevant measures of productivity and effectiveness regularly will be dollar-denominated and financial in nature. Nonetheless, as with measures of productivity and effectiveness in other industries, those measures are “operating and financial measures and ratios or statistical measures” determined as permitted by Rule 101(a)(2). That is the case with the two measures that are referenced in the Staff’s comment.

We also note that full disclosure of our financial performance requires, or at least may require, the inclusion of these amounts. We believe this is consistent with the Commission’s stated position that merely providing GAAP information may not be sufficient. Rule 101(a)(3) excludes from the definition of non-GAAP Financial Measures any “financial measure required to be disclosed by . . . Commission rules. . . .” We believe that Rule 10b-5 requires, or at least may require, these disclosures, thereby bringing them within the exclusion from the definition provided in Rule 101(a)(3).

Lastly, we note that in April and May of 2003 we had extensive discussions with the Staff regarding whether measures such as these were non-GAAP. (See, e.g., the reference to these discussions under Item No. 5 in our letter of April 22, 2003, to the Staff.) Although we did not specifically discuss the two measures identified in the Staff’s current comment, we did discuss similar measures in those previous discussions. At that time, the Staff did not disagree with our analysis.

Since we do not believe that these measures are non-GAAP, we do not believe that Item 10 of Regulation S-K is implicated.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Consolidated Statements of Cash Flows, page F-5

4.	We note your response to comment 10 of our letter dated September 21, 2006, regarding the presentation of cash flows related to securitized credit card receivables. We further note your disclosure that you securitize all of the Credit Card segment’s credit card receivables, other than your fee-based credit card offerings, and that you classify the retained interests in the securitized receivables as trading securities. Please tell us why the guidance in SFAS 102 would not require you to classify cash flows related to securitized credit card receivables as operating cash flows, or revise accordingly.

Company Response:

On a daily basis, we purchase a wide variety of credit card receivables (including those associated with near-prime or upper-tier customers and those associated with our largely fee-based credit card product offerings to consumers at the lower end of the FICO scoring range) that are originated by our issuing bank partners. While many of our credit card receivables have been securitized over the years, in 2006 we exchanged only $113.9 million of net credit card receivables for cash and certificated retained interests in our originated master trusts, versus our addition in 2006 of $397.8 million of net credit card receivables directly on our balance sheet.

To summarize our treatment of the securitization transactions in our statements of cash flows:

a.	Our use of cash to purchase credit card receivables (including those that we choose to hold on our balance sheet and those that we choose to exchange for cash and certificated retained interests in securitization trusts) is classified as an investing activity.

b.	To the extent that we receive cash from the securitization of those credit card receivables that we choose to securitize, that cash is treated as (i) a source of cash within our investing activities classification to the extent that such cash does not exceed an appropriately allocable portion of our basis (i.e., the portion of our basis properly allocated to the sold interests versus retained interests in the securitization trust) in the acquired credit card receivables, and (ii) securitization gain within net income as the starting point in determining our operating cash flows to the extent that such cash exceeds an appropriately allocable portion of our basis in the acquired credit card receivables.

c.	To the extent that we receive certificated retained interests from the securitization of those credit card receivables that we choose to securitize, there are no

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

immediate cash flow statement implications associated with the exchanges of our receivables for these certificated retained interests (i.e., there is no effect on our operating or investing cash flows associated with these exchanges).

d.	As cash flows are received with respect to our certificated retained interests, such cash flows are classified (i) as investing activities cash flow sources to the extent that they represent a return of our original unrecovered purchase price of the receivables (i.e., that portion that was not recovered through cash received upon our decision to securitize the receivables) that had been carried over into the initial basis in our certificated retained interests (i.e., prior to their marks to market value), and (ii) as part of income from retained interests in credit card receivables securitized within net income as the starting point in computing our operating cash flows to the extent they represent a return on our retained interests.

Because (i) we do not carry our purchased credit card receivables in a trading account—given that we make ongoing decisions whether to hold the receivables on our balance sheet or exchange them for cash and certificated retained interests in our securitization trusts, and (ii) our purchased credit card receivables do not constitute assets acquired specifically for resale, our credit card receivables constitute “investment receivables,” per the guidance prescribed in SFAS 95 paragraph 16a. As such, our activities in purchasing these receivables from our issuing bank partners should be classified as investing activities.

SFAS 102 amends SFAS 95 paragraph 15 to provide that “Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in Statement 102.” While SFAS 102 states that inflows and outflows from the purchase and sale of certain securities and other assets that were acquired specifically for resale should be included in operating cash flows, it is not applicable to us since we view securitizations as a financing alternative rather than a physical sale and settlement of the economics underlying a receivable. Moreover, SFAS 102’s underlying intent is not directed towards those assets that a seller exchanges for residual interests in a securitization. Evidencing this intent are comments made by the SEC Staff at a speech during the 33rd Annual AICPA National Conference on Current SEC and PCAOB Developments held on December 5-7, 2005. In this speech, the SEC Staff discussed cash flow statement presentation for receivables interests that continue to be held in the form of retained interests by a transferor in securitizations, specifically stating that no cash inflows or outflows should be reported when there is an exchange of loans or trade receivables for such retained interests.

We classify retained interests that we receive in exchange for credit card receivables that we decide not to hold on our balance sheet as trading securities under SFAS 115 and mark them to market each reporting period. However, these retained interests also do not meet the definition of assets acquired specifically for resale as our true intent is not to actively purchase and sell these retained interest assets.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Further supporting our cash flows classifications is the issuance of SFAS 159 (effective for fiscal years beginning after November 15, 2007), which amends SFAS 95, 102 and 115. In SFAS 159, the FASB decided that “the required classification as operating activities for trading securities is inappropriate because Statement 115 permits securities to be classified as trading even though they are not being held for sale in the near term.” As our retained interests are treated as trading securities under SFAS 115 and marked to market but generally are not traded, the FASB further clarified its original underlying intent through the issuance of SFAS 159 that the classification into operating cash flows would be inappropriate for these assets.

5.	Please tell us how you report your exchange of credit card receivables for retained interests in the securitization in the statement of cash flows.

Company Response:

See the response to comment number 4 above.

Note 2 – Significant Accounting Policies and Consolidated Financial Statement Components – Investments in Equity-Method Investees, page F-11

6.	We note that you hold significant or majority ownership interests in several limited liability companies, formed for the purpose of acquiring credit card receivables, which you account for using the equity method of accounting. Please tell us how you considered the guidance in FASB Interpretation No. 46 (Revised December 2003), i.e., FIN 46R, in determining that you were not required to consolidate any of these entities. Provide the response in a format which lists each of these entities and provides an analysis for each under FIN 46R and other consolidation accounting literature considered.

Company Response:

As described in Note 2 (Significant Accounting Policies and Consolidated Financial Statement Components) and Note 6 (Investments in Equity-Method Investees) to our audited financial statements included in our Form 10-K for the year ended December 31, 2006, we account for the following joint ventures using the equity method of accounting based on our ownership and the rights of the participants:

Our 33.3% interest in Capacitor, LLC.

Our 61.25% interest in CSG, LLC.

Our 47.5% interest in Rapid City Holdings, LLC.

Our 33.3% interest in Transistor Holdings, LLC.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

We considered the following requirements of FIN 46R to determine if we should consolidate these joint ventures. Our first step was to determine if these joint ventures met the definition of a Variable Interest Entity (“VIE”).

VIEs are entities that are either thinly capitalized or economically controlled by someone other than the majority owner. Stated another way, a VIE is an entity that lacks sufficient equity or with respect to which equity holders lack adequate decision-making ability. FIN 46R establishes guidelines for deciding when an entity is a VIE, and whether any party meets the definition of a primary beneficiary which would be required to consolidate the VIE. An entity is considered a VIE if any of the factors below are present. After each factor we have included the conditions related to our joint ventures.

•

The equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties. If an entity has equity capital of less than 10% of total assets, the capital is generally considered insufficient to allow the entity to finance its activities without additional subordinated financial support.

–

As disclosed, each of these joint ventures was set up with unaffiliated investors to acquire specific credit card receivables portfolios. When each of these joint ventures was established, the joint venture participants contributed equity, commensurate with their respective ownership percentages, that was then-considered (and has subsequently proven to be) sufficient to allow the joint ventures to finance all of their respective underlying activities without additional subordinated financial support; underlying the joint venture participants’ beliefs upon formation that no future participant capital contributions would be needed was the fact that each joint venture acquisition represented a liquidating pool of mature credit card receivables. As an additional point of reference here, the respective shareholders’ equity on the December 31, 2006 balance sheets of each of these joint ventures exceeded 80% of the respective total assets on the December 31, 2006 balance sheets of each of these joint ventures.

•	The equity investors of the entity lack decision-making rights.

–

As described in the limited liability company agreements for each of these joint ventures, management and control of the business and affairs of each of these entities is vested in the joint venture’s members in accordance with their economic ownership levels, subject, however, to requirements that the members reach unanimous agreement on all major joint venture decisions. Based on member voting rights and unanimous agreement provisions, all equity investors have significant decision-making rights.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

•

An equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity, and substantially all of the entity’s activities involve or are conducted on behalf of that investor.

–	While subject to the unanimous voting provisions described above, each joint venture member’s voting rights are directly proportionate to the underlying economic ownership interests.

•	Other parties protect the equity investors from expected losses.

–	None of the parties in each of these joint ventures is protected from expected losses. All profits or losses are allocated based on each member’s proportionate equity ownership.

•	Parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expected residual returns are capped.

–

No parties other than the equity holders have any right to receive an entity’s expected residual returns, nor is there a cap on any of the members’ rights to expected residual returns. As noted above, all profits or losses are allocated based on each member’s proportionate equity ownership.

In summary, each of these joint ventures was set up with unaffiliated investors to acquire specific credit card receivables portfolios. Each of the joint venture participants contributed funds representing its ownership interest at the time each joint venture was established, and each joint venture participant votes and shares in joint venture profits and losses based on its proportionate ownership interest.

Based on the above type of analysis, which we performed contemporaneously with the formation of each joint venture, we concluded that each of these joint ventures did not meet the definition of a VIE because each of them effectively disperses risks and rewards among the parties involved, because equity investment at risk by the parties was considered sufficient to support each of the joint venture’s operations, and because each of the joint venture’s members (equity holders) have the ability to make meaningful decisions that comport with their ownership and economic interests.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Note 4 – Shareholders’ Equity – Warrants, page F-21

7.	We note that you issued a warrant for 2.4 million shares to an investor in connection with a securitization facility entered during the first quarter of 2004 and deferred approximately $25.6 million of costs associated with the warrant over its vesting period. Please tell us the authoritative accounting literature you relied upon in accounting for this transaction and quantify the amounts amortized in each fiscal period to date.

Company Response:

On January 29, 2004, we entered into an agreement with Merrill Lynch (“ML”) pursuant to which ML agreed to provide a two-year securitization facility in connection with our originated portfolio master trust. This two-year securitization facility also included a one-year renewal period (subject to certain conditions) at the expiration of the initial two-year term.

In connection with this transaction, we issued ML a warrant to acquire 2.4 million shares of our common stock as partial consideration for the securitization facility. This warrant was recorded in 2004 at fair value and amortized as a reduction in income from retained interests in credit card receivables securitized over the initial two-year term; this classification as a reduction in income from retained interests in credit card receivables comports with our like classification of interest expense and other debt issuance costs as reductions in determining income from retained interests in credit card receivables. The two-year amortization period was used as there was no guarantee of a third-year renewal; as such, two years was the initial and committed service period.

In order to make this determination, we referenced a variety of different sources, including Staff Accounting Bulletins Topic 2: Business Combinations/Purchase Method/ Debt Issue Costs, Financial Accounting Standards Board-Current Text/2. General Standards Interest: Imputation of an Interest Cost – Section 169 Amortization of Discount and Premium and Emerging Issues Task Force 86-15: Increasing-Rate Debt. These materials all indicate that direct costs incurred as a result of a debt financing should be deferred and amortized to interest costs over the expected life of the debt. We classified the amortized costs as a reduction in determining income from retained interests in credit card receivables securitized (a component of Fees and related income on securitized earnings assets) because the debt directly related to one of our securitization trusts and, as such, directly impacted the economics we receive from retained interests that we hold in that trust. We also looked at the vesting period of the warrant, which coincided with the expected life of the facility (February 2004 through January 2006), in determining our amortization period. The amounts amortized were as follows:

Year	Amortization
2004	$11,737,767
2005	$12,804,837
2006	$1,067,069

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Note 5 – Sale of Previously Charged-Off Receivables and Forward Flow Contract, page F-21

8.	In your response to comment 13 of our letter dated September 21, 2006, you state that $76 million of the $143 million paid to you in the Encore transaction was allocated to the sale of receivables portfolio to Encore. This appears contradictory to another statement in your response that pricing was separate and distinct for each of the sale of receivables and the Forward Flow contract. Please tell us the following:

•	How you determined the fair value of the portfolio of previously charged-off receivables sold in the transaction and the fair value of the Forward Flow contract;

•	Whether the upfront payment on the Forward Flow contract represents the purchase price of the minimum required delivery amount of $3 billion in previously charged-off receivables;

•	Whether the unit purchase price for each dollar of charged-off receivables is the same both for current receivables and future receivables sold to Encore; and

•	How you determined the $12.5 million and $5.7 million of deferred revenue in 2005 and 2006, respectively, which were recognized and accreted in your income.

Company Response:

We erred in our use of the term “allocation” in our prior response. The sales price for both the Forward Flow contract and the bulk purchase of receivables totaled $143 million, as expressly provided in the written contract. Based on the written contract (as indicated in our prior response letter dated October 5, 2006), it was clear that $67 million of the purchase price related directly to the Forward Flow contract. As there were no other items included for sale within the written contract or items for which a portion of the purchase price should be bifurcated, the residual amount of $76 million was determined to apply directly to the bulk purchase of receivables.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

The upfront payment with respect to the Forward Flow entitled Encore to purchase, and obligated us to deliver, future charged-off credit card receivables over a five-year period at a fixed price per dollar of face amount of charged-off credit card receivables. The total amount paid for each face amount dollar of charged-off credit card receivables is effectively the sum of (1) the fixed price per dollar of face amount of charged-off credit card receivables agreed to in the written contract, plus (2) a pro rata portion ($.02239 per face amount dollar to be sold as expressly stated in the written contract) of the $67 million upfront payment. (Note that the $67 million amount attributable to the Forward Flow contract equals the contractually stated $.02239 per dollar of face prepayment amount bargained for at length between the parties in contract negotiations, multiplied by our $3.0 billion face amount Forward Flow contractual obligation.) Supporting our conclusion that $67 million (of the aggregate $143 million of payments received from Encore) represented a contractual liability to deliver under the Forward Flow arrangement is the fact that the written contract makes clear that we will have to refund to Encore $.02239 for every dollar of the $3.0 billion dollar commitment that we fail to fulfill; stated differently, if we never met any of our delivery obligation with respect to the $3.0 billion commitment under the Forward Flow contract, we would have to return $67 million ($.02239 multiplied by $3.0 billion) to Encore.

The unit purchase price paid for each dollar of charged-off receivables is not the same for the bulk purchase of receivables and for future receivables to be sold under the Forward Flow arrangement; in fact, it is very different. This is because the bulk purchase of receivables constituted receivables that were warehoused and were at varying stages of delinquency, age and probable collectibility, while all of the receivables under the Forward Flow arrangement will constitute fresh charge offs.

Our accretion of the deferred revenue associated with the Forward Flow contract within each reporting period has been based on the proportion of the $3.0 billion minimum required deliveries met within each reporting period, multiplied by $57 million (the $67 Forward Flow contract amount, net of $10 million received as part of the purchase price but placed in, and remaining in, escrow until specified delivery volumes are attained). As each face amount dollar is delivered under the Forward Flow contract, a proportionate amount of the deferred revenue is accreted into income, effectively resulting in a constant sales price for each dollar of face amount of charged-off receivable sold. The $10 million currently in escrow will be recognized according to contract terms once specified delivery volumes are attained.

Note 7 – Fingerhut Receivables, page F-23

9.	We note your response to comment 15 of our letter dated September 21, 2006, related to your assuming ownership of the Fingerhut receivables in August 2004 at a $0 carryover basis. Please tell us the following:

•

Identify the nature of the assets held by Fingerhut Trust II created in the third quarter of 2003. We note your disclosure that this trust owned a collateral security interest in the original Fingerhut Trust, i.e., Fingerhut Trust I;

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

•	How the repayment of the debt underlying Fingerhut Trust II resulted in your assuming accounting ownership of Fingerhut receivables at a $0 carryover basis; and

•	How the guidance in paragraph 55 of SFAS 140 and EITF 02-9 is applicable to your fact pattern.

Company Response:

In July 2002, we purchased from Federated Department Stores, Inc. the retained interests in the original Fingerhut Trust (Fingerhut Trust I) for $75.2 million plus an assumed $95.8 million servicing liability, and we accounted for this retained interests purchase under the requirements of EITF 99-20, which effectively requires a lower of cost or fair value method of accounting for acquired retained interests.

In the third quarter of 2003, we exchanged our retained interests in Fingerhut Trust I for retained interests in a new trust (“Fingerhut Trust II”), with Fingerhut Trust II then holding as a collateral security interest the Fingerhut Trust I retained interests. From our perspective as holder of the Fingerhut Trust I retained interests, the exchange of the Fingerhut Trust I retained interests for the Fingerhut Trust II retained interests represented a non-monetary exchange that resulted in (a) a substitution of our cost basis in Fingerhut Trust I as our new cost basis in Fingerhut Trust II, and (b) continuation of EITF 99-20 accounting models for Fingerhut Trust II as though we still held the originally acquired Fingerhut Trust I retained interests. Following this treatment, we also continued with the deferral of the Fingerhut Trust I unamortized servicing liability on our balance sheet, appropriately re-labeling the liability as deferred gain within our retained interests. We reviewed this treatment with our independent accountants, who believed, as did we, that it would be inappropriate for us to recognize any of the servicing liability in income as a result of the exchange.

Contemporaneous with our non-monetary exchange of Fingerhut Trust I retained interests for Fingerhut Trust II retained interests, Fingerhut Trust II issued debt to investors and increased the servicing compensation rate that was paid to us for servicing the receivables underlying Fingerhut Trust II. The debt issuance by Fingerhut Trust II served to (a) accelerate the timing of expected cash flows to us on our retained interests investment—such accelerated cash flows (which totaled $27.3 million) being properly reflected in our EITF 99-20 accounting models and our income from retained interests in credit card receivables securitized—and (b) increase the servicing compensation rate to represent adequate compensation for servicing Fingerhut Trust II’s receivables.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Prior to our acquisition of the Fingerhut Trust I retained interests and our retention as servicer for the underlying Fingerhut receivables in July 2002, the Fingerhut receivables had performed very poorly. Under our servicing, the performance of the Fingerhut receivables improved markedly, so much so that the performance of the receivables consistently exceeded our own estimates—thereby resulting in cash flows that generally exceeded our best estimates of expected cash flows under our EITF 99-20 model. Actual cash flows on these receivables in excess of our expected cash flows on these receivables in the periods immediately preceding the repayment of all debt underlying Fingerhut Trust II—and hence the desecuritization of the Fingerhut Trust II receivables—reduced our basis in the Fingerhut Trust II retained interests to approximately $0 near the time of our “de-securitization” of this trust.

Paragraph 55 of SFAS 140 provides the accounting standard for circumstances where a transferor regains control of transferred assets. Upon repayment of the Fingerhut Trust II debt on August 15, 2004, there were no longer any unrelated outside beneficial interest holders—thereby causing Fingerhut Trust II to lose its status as a QSPE and causing the desecuritized receivables within the trust to be consolidated onto our books. EITF Issue No. 02-9 states:

in the event the entire SPE becomes nonqualifying upon application of paragraph 55, no gain or loss should be recognized with respect to the ‘re-purchase’ by the transferor of the financial assets originally sold that remain outstanding in the SPE (or the portion thereof if the transferor continues to hold an interest in those assets).

This is the treatment that we followed in accounting for the desecuritization of Fingerhut Trust II. As the debt balance within the trust was paid down to zero and our retained interests in the trust had a zero basis at the time that the trust lost its qualifying SPE status, it was appropriate to bring the assets over at that carryover basis and recognize earnings as cash collections were received. This approach provided an appropriately conservative income recognition treatment as future cash flows on the desecuritized Fingerhut receivables could not be accurately predicted upon their desecuritization.

10.	We note that you converted your servicing liability associated with Fingerhut Trust I into a deferred gain at the date of de-securitization of the trust in August 2004 and subsequently accreted this amount into fees and related income on non-securitized earning assets totaling $23.4 million and $11.7 million in 2005 and 2004, respectively. Please tell us the amount of servicing liability converted into deferred gain in August 2004 and tell us:

•	How you determined the amounts accreted into income in 2005 and 2004; and

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

•	How you determined that the accreted amounts should be presented as income and not as a reduction of your servicing expense.

Company Response:

As a point of clarification (as noted in Note 7, Fingerhut Receivables, to our audited financial statements within our 2006 Form 10-K and in our response to Staff Comment 9 above), the original servicing liability associated with Fingerhut Trust I was converted into deferred gain upon the non-monetary exchange of retained interests in the third quarter of 2003. There actually was no change in the deferred gain balance as a result of, or in connection with, the August 2004 desecuritization of the Fingerhut receivables; we simply changed the classification of this deferred gain balance from contra-asset treatment (against the Fingerhut Trust II retained interests) to separate presentation as a component of our deferred revenue liability.

As of August 2004, the amount of the deferred gain associated with the Fingerhut receivables was $35.1 million. We determined that this deferred gain should be accreted into income, and we did not consider potential classification of the deferred gain accretion as an offset to servicing expense as the new servicing fee received from Fingerhut Trust II represented a market rate. Such classification (especially with respect to an asset that we owned outright after desecuritization of the Fingerhut receivables) would have distorted servicing expense levels and made them appear artificially low, potentially causing investor confusion as they consider and evaluate the efficiency of our servicing cost structure.

Amplifying the discussion in Note 7, Fingerhut Receivables, to our audited financial statements within our 2006 Form 10-K, we accreted deferred gain into income by multiplying deferred gain at the beginning of each accounting period by a fraction, the numerator of which was actual Fingerhut receivables cash collections during the accounting period and the denominator of which was all future expected Fingerhut receivables cash collections as measured as of the beginning of the accounting period.

11.	We further note that you sold the Fingerhut receivables to another trust, Fingerhut Trust III, in September 2005, and recognized a securitization gain of $31.6 million. This trust was subsequently de-securitized in December 2006. Please tell us:

•	The fair values of the assets transferred, assets obtained and liabilities incurred in the transfer and how you determined these fair values; and

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

•	How you determined that the sale of receivables to Fingerhut Trust III met all of the conditions in paragraph 9 of SFAS 140, given your subsequent repurchase of the transferred assets.

Company Response:

At the time of the September 2005 securitization of the Fingerhut receivables through our sale of these receivables to Fingerhut Trust III, the fair value of the assets transferred was $45.0 million, which equaled the $31.6 million in cash received for these assets (which had a $0 book basis) plus the fair value of the I/O strip and retained interest of $13.4 million. We also incurred a servicing liability of $825,000 related to the securitization transaction based on the fact that Fingerhut Trust III did not provide us with adequate compensation for servicing its receivables.

We determined that the September 2005 sale of Fingerhut receivables to Fingerhut Trust III met all of the conditions in paragraph 9 of SFAS 140 at the time of our transfer of the receivables to the trust by considering each of the requirements of paragraph 9 enumerated in Note 12, Off-Balance-Sheet Arrangements, to our audited financial statements within our 2006 Form 10-K. This determination is unaffected by the fact that Fingerhut Trust III subsequently lost its status as a QSPE in the fourth quarter of 2006 upon its repayment of greater than 90% of all debt that previously had been issued to unrelated outside beneficial interest holders in September 2005. Virtually every SFAS 140-qualifying trust ultimately will lose QSPE status as receivables within the trust are liquidated upon repayment of unrelated required outside beneficial interest holders.

Note 12 – Off-Balance-Sheet Arrangements – page F-27

12.	We note from the table on page F-28 that Income from retained interests in credit card receivables securitized significantly contributes to your operating results and comprises several significant components including changes in values of retained interests specified on page F-29, charge-offs of securitized receivables, and amortization of deferred costs related to a warrant issued in connection with a securitization in 2004. Please tell us and revise future filings to quantify the amounts related to each component of income (expense) included within this line item. Also revise your MD&A in future filings accordingly.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Company Response:

Income from retained interests in credit card receivables securitized is comprised of several different and interrelated components that are primarily a product of the model calculations performed in accordance with SFAS 115, as well as our residual shares of trust activities that are inherently related to our retained interests.

As noted in the Staff’s comment, there are numerous inputs that affect our income from retained interests in credit card receivables securitized, including: all of the assumptions enumerated and quantified within our audited financial statements that affect our valuation of our retained interests under SFAS 115; current reporting period finance charge and fee income and charge offs of the receivables held by the trusts underlying our retained interests; the cost of funds (including amortization of any loan costs) borne by the securitization trusts on their underlying securitization facilities; and estimates of finance charge and fee income billed and accrued on receivables owned by the trusts that are not collectible. All of these particular trust-level activities and components are combined and interconnected in calculating the value of our I/O strips and retained interests and our income from retained interests in credit card receivables securitized. As such, we have been unable to determine a logical way of distilling these interrelated activities down into more detailed components of our income from retained interests in credit card receivables securitized.

Moreover, even if we could determine a methodology for segregating these interrelated activities into different components that could be independently measured with any degree of meaning or accuracy, we believe that disclosure of the components that net down to our income from retained interests in credit card receivables securitized could be misleading to investors as many of the amounts would relate to 100% of the receivables owned by the securitization trusts. Under SFAS 140, we have no ownership interest in these receivables, but instead own only retained interests representing a small portion of the trust receivables; all underlying trust activities and components are owned by the securitization trusts and only flow to us as one residual value. Put another way, we do not own the trust payments received from customers nor are we obligated with respect to the cost of funds within a trust; we have ownership only in the residual interest associated with these items. Presenting these and other items gross on the face of the income statement or in supplemental disclosures would not provide meaningful information to the reader and could actually cause further confusion as the reader may draw the conclusion that these revenues and costs are separable and distinct from one-another, when in fact they are inextricably linked.

Page F-30 of our Form 10-K for the year ended December 31, 2006 documents some of the interrelationships and impracticalities that we have discussed above associated with attempting to detail the various components of income from retained interests in credit card receivables securitized. These interrelationships and impracticalities historically have led us to focus instead on providing investors with their

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

desired performance data concerning our credit card receivables through our Credit Card segment’s quarterly disclosures of the operating and financial measures and ratios or statistical measures discussed in our response to Staff comment 3 above.

13.	We note that you present weighted-average key assumptions used to estimate the fair value of your retained interests in securitized receivables as of the end of each of the periods presented. Please tell us how you determined that a presentation of similar key assumptions used to measure fair value of retained interests at the time of securitization is not required. Refer to paragraph 17(f) of SFAS 140.

Company Response:

As our credit card receivables are revolving in nature, we could, and often do, securitize receivables on a daily basis. Disclosing each of the assumptions used in these daily securitizations would be impractical, if not impossible, and would overburden investors with countless tables of daily securitization assumption data without providing any meaningful additional information to the reader. As a result, we present only the assumptions used at the beginning and end of each accounting period to value our retained interests. We note that these assumptions typically do not change meaningfully from those used throughout the quarter in our often daily securitizations. Based on our review of SEC filings for other credit card issuers that securitize revolving credit card receivables, we believe that our presentation is consistent with those of our peers.

14.	In the last paragraph of page F-29 you disclose that in the third quarter of 2006 you re-aligned your net collected yield and expected principal credit loss rate assumptions to better reflect the specific categories of expected returns on your retained interests. Please tell us the following:

•	What these variables represent and how you use their assumed values in estimating the fair value of your I/O strip and subordinated retained interests;

•	How you re-aligned these variables during the third quarter of 2006, explaining the process followed;

•	Why the re-alignment resulted in a reduction of your net collected yield from 29.8% to 26.2% and principal credit loss rate from 14.2% to 9.3% in 2005 and 2006, respectively.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Company Response:

Prior to the third quarter of 2006, we used expected gross billed yield and expected total charge offs modeling assumptions in our cash in, cash out models used to value our retained interests in securitized credit card receivables. These valuation models used expected gross billed yield and expected total charge offs assumptions to estimate the timing and amount of I/O strip and retained interests-related cash flows to be expected based on period-end securitization trust receivables balances, and our valuation models discounted these cash flows in determining the fair value of our retained interests (including I/O strip).

Based on improved data availability during the third quarter of 2006, we separated expected finance and fee charge offs from expected principal charge offs for use in our valuation models and began to net expected finance and fee charge offs against expected gross billed yields to derive a net collected yield percentage assumption for use in our I/O strip valuations. We also began to use an expected principal-only charge offs assumption in netting down our I/O strip in our valuation model. The substantive effect of these changes to our assumptions was to net down our gross billed yield ratio to a net collected yield ratio and to net down our total charge offs ratio to a principal-only charge offs ratio (to prevent a duplicative impact from the removal of the finance and fee charge offs). The assumption changes did not have a material effect on the valuation of our retained interests and made the modeling process easier to conceptualize and compute on an ongoing basis.

Note 22 – Related Party Transactions, page F-41

15.	In the second paragraph on page F-43 we note that you entered into a Managed Account Agreement with United Capital Asset Management LLC (UCAM), a related party due to UCAM’s sole shareholder owning 10% of your common stock as of December 31, 2006. Please address the following:

•

Identify the nature of securities that are managed by UCAM and where these are presented in your financial statements. We note that the assets under management of $179.5 million at December 31, 2006, exceed the amount of Investments in securities of $141.7 million presented on your balance sheet; and

•	Explain the business purpose of entering into the asset management agreement with UCAM.

Company Response:

We note for completeness that on September 20, 2007, in a matter entitled “United Capital Asset management, LLC (MFL-3334),” we received a request from the Commission’s Miami office for documents related to our business relationships with UCAM, and we are in the process of responding to that request.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

The carrying values (in thousands) of our investments under management by UCAM as of December 31, 2006 were as follows:

Cash	$5,105
Mortgage, CMO and asset backed securities	123,858
U.S. Treasury securities resale agreements	50,577

Total	$179,540

•	The $123.9 million is included in the $141.7 million of Investments in securities line on the face of our December 31, 2006 audited balance sheet and in Note 2 to our audited financial statements.

•	The $50.6 million is on the face of our December 31, 2006 balance sheet as U.S. government securities resale agreements and is described in Note 2 to our audited financial statements.

•	The $5.1 million of cash is included in Cash and cash equivalents on the face of our balance sheet.

Included in our June 2007 Form 10-Q “Results of Operations” section was the following disclosure related to the history and business purpose of our agreement with UCAM:

For over ten years, we have been a frequent issuer of asset-backed securities and have worked extensively with lenders, rating agencies, asset-backed securitization structures, and cash flow modeling to develop an understanding of the valuation of various traunches of asset-backed securities issued out of securitization trusts. Based upon this expertise, we decided in the fourth quarter of 2004 to begin investing in third-party asset-backed securities supported by credit cards, mortgages and other financial assets. Over the period beginning in the fourth quarter of 2004 through late 2006, we invested $53.9 million in various third-party asset-backed securities, using the brokerage services of United Capital Markets, Inc., one of Mr. Devaney’s affiliated entities. The results we achieved – which reflected advice that we received from Mr. Devaney – were good, and in late 2006, we formed a new subsidiary to continue and grow those

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

investments. That subsidiary entered into a Managed Account Agreement with United Capital Asset Management LLC (“UCAM”), another of Mr. Devaney’s affiliated entities, and we capitalized this subsidiary with our then-existing portfolio of third-party asset-backed securities, which at that time had a value of $61.3 million (representing the original $52.1 million of capital that we allocated to this effort plus $9.2 million in earnings on that amount). The value of the portfolio (net of debt) grew through interest income and realized and unrealized net gains to $70.5 million at the end of the first quarter of 2007.

16.	We also note your disclosure on page F-43 with respect to securities transactions entered into with UCM. Given that a majority of your investments are in trading securities, please clarify how you present cash flows related to these transactions in your statement of cash flows, considering the guidance in paragraph 8 of SFAS 102.

Company Response:

Paragraph 8 of SFAS 102 provides:

Banks, brokers and dealers in securities, and other enterprises may carry securities and other assets in a trading account. Cash receipts and cash payments resulting from purchases and sales of securities classified as trading securities as discussed in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, shall be classified as operating cash flows. Cash receipts and cash payments resulting from purchases and sales of other securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account.

Following this guidance, we include the activity related to security transactions entered into with UCAM on the “Unrealized (gain)/loss on debt and equity securities classified as trading securities” and “Net increase/decrease in debt, equity and U.S. government securities classified as trading securities” line items within the operating cash flows section of our cash flow statement.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Form 10-Q for Quarter Ended June 30, 2007

Note 4 – Treasury Stock, page 13

17.	With respect to the repurchase of 2,884,163 shares of your common stock in a privately negotiated transaction, please tell us the following:

•	Whether the shares were repurchased from an individual entity or person and if so, their name and the business reason for effecting the repurchase in a privately negotiated transaction;

•	Whether the shares were repurchased at market price; and

•	Whether the repurchased shares included any shares that were previously issued with a put option.

Company Response:

Under Item 1.01 (Entry into a Material Definitive Agreement) of the Form 8-K that was filed on March 19, 2007, we disclosed the following:

On March 13, 2007, CompuCredit Corporation (the “Company”) agreed to repurchase an aggregate of 2,884,163 shares of its common stock from United Capital Markets Holdings, Inc., United Capital Markets, Inc., United Real Estate Ventures, Inc. and Selene Devaney in a privately negotiated transaction. The Company has placed the repurchased shares in treasury.

According to filings with the SEC, John Devaney may have been deemed to be the beneficial owner of these repurchased shares. Mr. Devaney is the CEO and, indirectly, sole shareholder of United Capital Asset Management LLC (“UCAM”). On September 1, 2006, we entered into a Managed Account Agreement with UCAM, pursuant to which UCAM provides us investment advice and otherwise manages certain funds.

This share repurchase is part of the share repurchase program that the Company’s board of directors authorized in May 2006. Following this repurchase, the Company is authorized to repurchase 7,115,837 additional shares under its repurchase program.

In Part II, Item 2 (Unregistered Sales of Equity Securities and Use of Proceeds) of the Company’s Form 10-Q for the quarter ended March 31, 2007, we also disclosed that the repurchase price was $30.00 per share. The repurchase price of $30.00 per share was based on the market price of our common stock around the time of the repurchase. This is evidenced by the following:

•	The average closing price of our stock between March 1, 2007 and March 12, 2007 was $29.20.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

•	The high for that same time frame was $30.55 (on March 1) and the low was $28.09 (on March 3).

•	The average closing price of our stock for the month of March 2007 was $30.09.

We chose to repurchase these shares in a privately negotiated transaction because we determined that this opportunity provided us with the most efficient use of capital. We also considered repurchasing the same amount of common stock in the open market. However, given the size of the repurchase and the number of transactions that would have been required to repurchase this amount, we believe that an open market repurchase would have caused an increase over the then-current market price of our common stock, which closed at $28.49 on March 12. This would have increased the costs of the repurchase.

The repurchased shares did not include any shares that were previously issued with a put option.

*    *    *    *    *

In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3822 or Paul Davis Fancher at (404) 885-3310.

TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

Securities and Exchange Commission

September 27, 2007

Very truly yours,

W. Brinkley Dickerson, Jr.

cc:	J.Paul Whitehead, III (CompuCredit Corporation)

Mitch Saunders (CompuCredit Corporation)

Rohit Kirpalani (CompuCredit Corporation)

Bruce Candebat (CompuCredit Corporation)

Paul Davis Fancher (Troutman Sanders LLP)